UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on natural gas flow and processing

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Rio de Janeiro, December 27, 2022 - Petróleo Brasileiro S.A. - Petrobras informs that it has signed the Integrated Natural Gas Processing System (SIP) contract with CNOOC Petroleum Brasil Ltda. (CNOOC) and, together with Petrogal Brasil, Repsol Sinopec Brasil and Shell Brasil, partners in the Santos Basin pre-salt offshore pipelines, has concluded the process of CNOOC's adhesion to the existing contracts of the Santos Basin Integrated Natural Gas Flow System (SIE-BS).

By signing these contracts, CNOOC will be able to offload the natural gas coming from the Búzios field, located in the Santos Basin pre-salt, through any of the SIE-BS export routes and process it in plants owned by Petrobras, making it possible for CNOOC to directly supply the natural gas market as of 01/01/2023.

This is another step Petrobras has taken in building an open, competitive and sustainable natural gas market and is part of the set of commitments made to the Administrative Council for Economic Defense (CADE) in July 2019.

The SIE-BS is composed of Routes 1, 2, and 3 for the outflow of the Santos Basin pre-salt Cluster, and the SIP includes the processing plants connected to the SIE-BS, owned by Petrobras, located in Caraguatatuba, São Paulo, Cabiúnas, and Itaboraí (under construction), both in Rio de Janeiro.

In addition to the SIE-BS, Petrobras has also shared, since 2021, with the company Potiguar E&P (a subsidiary of PetroReconcavo) the Guamaré Natural Gas Flow System (SEG Guamaré) and the natural gas processing plant at the UPGN Guamaré.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer